Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2019 Financial Results

HANGZHOU, China, May 14, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended March 31, 2019.

“BEST is off to a strong start in 2019 as we continued the momentum from last year. Our strategy to gain market share, invest in networks and services, accelerate technology adoption, improve operating efficiency and enhance customer experience enabled us to deliver another strong quarter,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “As e-commerce penetration accelerates in lower-tier cities in China and in countries in Southeast Asia, we believe these areas will drive much of the consumption growth in the coming decade. BEST, with its technology-enabled platform and strong execution capability, is well-positioned to capture these opportunities and succeed in an environment of increased demand for integrated supply chain solutions and logistics services, online-to-offline integration and on-going industry consolidation.”

“BEST’s strong operating performance is reflected in our revenue growth and margin improvement,” said Alice Guo, BEST’s Chief Accounting Officer and Senior Vice President of Finance. “We delivered revenue of RMB6.9 billion for the quarter, representing a year-over-year increase of 37.4%. Gross profit increased by 167.3% over the same period last year to RMB293 million, while gross profit margin increased by 2.1 percentage points to 4.3%. By balancing growth and investment, we reduced our first quarter net loss by 31.3% year-over-year to RMB233 million and reduced adjusted EBITDA loss by 62.6% to RMB79 million. We believe our strong first quarter puts us on track to achieve our revenue guidance and reach our goal of turning net income positive for the full year 2019.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended March 31, 2019:

•                  Revenue was RMB6,874.6 million (US$1,024.3 million), an increase of 37.4% year-over-year (“YoY”).

•                  Express Service Revenue increased 32.2% YoY to RMB4,263.4 million (US$635.3 million).

•                  Freight Service Revenue increased 29.5% YoY to RMB987.9 million (US$147.2 million).

•                  Supply Chain Management Service Revenue increased 33.9% YoY to RMB533.8 million (US$79.5 million).

•                  Store+ Service Revenue increased 1.5% YoY to RMB553.5 million (US$82.5 million).

•                  Others (1) Service Revenue increased 644.1% YoY to RMB535.9 million (US$79.9 million).

•                      Gross Profit was RMB292.7 million (US$43.6 million), an increase of 167.3% YoY; and Gross Profit Margin was 4.3%, an improvement of 2.1 percentage points YoY.

•                      Net Loss was RMB233.4 million (US$34.8 million), an improvement of 31.3% YoY; and Non-GAAP Net Loss (2) (3) was RMB208.4 million (US$31.0 million), an improvement of 33.9% YoY.

•                      Diluted EPS (4) was negative RMB0.60 (US$0.09), an improvement of 33.3% YoY; and Non-GAAP diluted EPS (3)(5) was negative RMB0.53 (US$0.08), an improvement of 36.9% YoY.

•                      EBITDA (3)(6) was negative RMB101.1 million (US$15.1 million), an improvement  of 56.5% YoY; and Adjusted EBITDA (3)(6) was negative RMB79.1 million (US$11.8 million), an improvement of 62.6% YoY.

•                      Net Cash Used in Operating Activities was RMB205.6 million (US$30.6 million), a decrease of RMB405.0 million YoY.

BUSINESS HIGHLIGHTS (7)

BEST Express:

Table 1 — BEST Express Key Operating Metrics

	Three Months Ended		% Change
(in RMB, unless otherwise noted)	March 31, 2018	March 31, 2019	YoY
Parcel Volume (in ‘000)	950,498	1,340,540	41.0%
BEST Express Market Share (8) (%)	9.6%	11.0%	1.4ppts
Average Revenue Per Parcel	3.39	3.18	(6.3)%
Average Cost Per Parcel	3.36	3.09	(8.2)%
Average Transportation Cost Per Parcel	0.93	0.82	(11.1)%
Average Labor Cost Per Parcel	0.45	0.29	(36.1)%
Average Lease Cost Per Parcel	0.14	0.13	(8.3)%
Average Other Cost Per Parcel	0.24	0.17	(30.4)%
Average Last-mile Cost Per Parcel	1.60	1.68	4.8%
Gross Profit per Parcel	0.03	0.09	207.0%
Hubs & Sortation Centers (as of period end)	144	102	(29.2)%

(1) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(2) Non-GAAP net loss represents net loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(8) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

•                  Fast growth and market share gain: in the first quarter of 2019, parcel volume grew by 41.0% YoY, more than 1.8 times the industry-wide YoY growth rate of 22.5% (9). The Company increased its express market share to 11.0% in the first quarter of 2019, compared to 9.6% in the same period of 2018.

•                  Continuous improvement in unit economics: reductions in average cost per parcel continued to outpace the decrease in average revenue per parcel. Gross profit per parcel increased by 207.0% YoY to RMB0.09 (US$0.01) in the first quarter of 2019.

•                  Operating efficiency enhancement: leveraged critical scale and network to optimize operation, further reduced the number of hubs and sorting centers to 102 from 144 YoY.

•                  Technological advancement: continued to invest in and upgrade automation system in major hubs and sorting centers, with 71 automated sorting and 577 dimension and weight scanning systems in operation as of March 31, 2019. Digital waybill usage reached almost 100% in the first quarter of 2019.

BEST Freight:

Table 2 — BEST Freight Key Operating Metrics

	Three Months Ended		% Change
(In RMB, unless otherwise noted)	March 31, 2018	March 31, 2019	YoY
Freight Volume (Tonne in ‘000)	985	1,268	28.8%
Average Revenue per Tonne	774.6	778.9	0.5%
Average Cost Per Tonne	791.9	752.7	(5.0)%
Average Transportation Cost Per Tonne	405.2	365.2	(9.9)%
Average Labor Cost Per Tonne	115.1	107.9	(6.3)%
Average Lease Cost Per Tonne	75.5	69.7	(7.6)%
Average Other Cost Per Tonne	62.0	52.3	(15.7)%
Average Last-mile Cost Per Tonne	134.1	157.6	17.5%
Gross Profit Per Tonne	(17.3)	26.2	n/m
Hubs & Sortation Centers (as of period end)	132	110	(16.7)%
Last-mile Service Stations (as of period end)	10,534	14,951	41.9%

(9) Based on data published by State Post Bureau of the PRC.

•                  For January 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for January 2019, State Post Bureau of the PRC, February 18, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201902/t20190218_1770041.html

•                  For February 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for February 2019, State Post Bureau of the PRC, March 12, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201903/t20190312_1791276.html

•                  For March 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for March 2019, State Post Bureau of the PRC, April 12, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201904/t20190412_1811616.html

•                  Strong volume growth: freight volume increased by 28.8% YoY in the first quarter of 2019.

•                  Ongoing network optimization: number of hubs and sortation centers reduced by 16.7% YoY to 110, which resulted in improved operating efficiency with lower transportation, labor, lease and other costs per tonne, and shortened delivery time.

•                  Significant margin improvement: gross profit margin increased by 5.6 percentage points YoY to 3.4% in the first quarter of 2019.

•                  Service coverage expansion: total number of last-mile service stations operated by franchisee partners increased by 41.9% YoY to 14,951 in the first quarter of 2019.

BEST Supply Chain Management:

•                  Solid growth: the total number of orders fulfilled increased by 36.7% YoY to 62.0 million.

•                  E-commerce customer base: directly served over 623 multinational and domestic corporate customers, with many more customers served by franchised Cloud Order Fulfillment Centers (“OFCs”) as of March 31, 2019.

•                  Significant scale: managed a total number of 346 Cloud OFCs, and over 2.8 million square meters of facilities as of March 31, 2019, of which franchisees owned and operated 235 Cloud OFCs and 1.2 million square meters of facilities.

•                  Strong growth in franchised Cloud OFC business: total number of orders fulfilled by franchised Cloud OFCs increased by 61.7% YoY to 22.5 million, which accounted for 36.3% of the total number of orders fulfilled.

BEST Store+:

•                  Rapidly growing network: the number of branded stores including franchised and self-operated increased by 509.2% YoY to 2,571, the number of membership stores increased by 13.7% YoY to 426,729 as of March 31, 2019.

•                  Significant increase in orders fulfilled for branded stores: in the first quarter of 2019, the total number of store orders fulfilled was 547,636, of which 30.2% was fulfilled for branded stores, representing a 12 percentage-point increase YoY.

•                  Strong margin improvement: improved gross profit margin by 2.6 percentage points YoY to 12.7% in the first quarter of 2019.

•                  2C services roll-out: launched pilot Store+ membership programs and online-to-offline and last-mile services, including parcel pick-up/drop-off, home delivery and community group-buying.

Others:

•                  BEST UCargo:

•                  Rapid scale of network: the number of registered agents on the platform increased by 40.2% YoY to 4,667, the number of registered trucks on the platform increased by 46.5% YoY to 278,294 as of March 31, 2019.

•                  Significant increase in transaction volume and revenue: the number of total transactions increased by 208.5% YoY to 119,970, of which external transactions increased by almost 25 times to 78,303; revenue generated from external customers increased significantly to RMB444.0 million (US$66.2 million), which accounted for 6.7% of the Company’s total revenue in the first quarter of 2019.

•                  BEST Global:

•                  Provided international service coverage in 15 countries in Asia, North America and Europe as of March 31, 2019.

•                  Roll-out of nationwide express and supply chain services network in Thailand.

•                  BEST Capital:

•                  As of March 31, 2019, BEST Capital had provided total financing solutions to over 9,000 trucks, which had more than doubled YoY.

FINANCIAL RESULTS

For the Quarter Ended March 31, 2019:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 — Breakdown of Revenue by Business Segment

	Three Months Ended
	March 31, 2018		March 31, 2019
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	3,224,788	64.5%	4,263,438	635,272	62.0%	32.2%
Freight	763,021	15.2%	987,930	147,206	14.4%	29.5%
Supply Chain Mgmt.	398,508	8.0%	533,780	79,536	7.8%	33.9%
Store+	545,438	10.9%	553,522	82,477	8.1%	1.5%
Others	72,020	1.4%	535,904	79,852	7.8%	644.1%
Revenue	5,003,775	100.0%	6,874,574	1,024,343	100.0%	37.4%

•                  Express Service Revenue increased by 32.2% YoY to RMB4,263.4 million (US$635.3 million) from RMB3,224.8 million, primarily due to 41.0% YoY increase in parcel volume.

•                  Freight Service Revenue increased by 29.5% YoY to RMB987.9 million (US$147.2 million) from RMB763.0 million, primarily due to 28.8% YoY increase in freight volume.

•                  Supply Chain Management Service Revenue increased by 33.9% YoY to RMB533.8 million (US$79.5 million) from RMB398.5 million, primarily due to an increase in fulfillment and transportation revenue from both existing and new customers.

•                  BEST Store+ Service Revenue increased by 1.5% YoY to RMB553.5 million (US$82.5 million) from RMB545.4 million, primarily due to an increase in merchandise sales to branded stores.

•                  Others Service Revenues increased by 644.1% YoY to RMB535.9 million (US$79.9 million) from RMB72.0 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	March 31, 2018		March 31, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(3,195,497)	99.1%	(4,136,624)	(616,376)	97.0%	(2.1ppts)
Freight	(780,028)	102.2%	(954,715)	(142,257)	96.6%	(5.6ppts)
Supply Chain Mgmt.	(378,525)	95.0%	(513,054)	(76,447)	96.1%	1.1ppts
Store+	(490,084)	89.9%	(483,445)	(72,036)	87.3%	(2.6ppts)
Others	(50,127)	69.6%	(494,030)	(73,613)	92.2%	22.6ppts
Cost of Revenue	(4,894,261)	97.8%	(6,581,868)	(980,729)	95.7%	(2.1ppts)

Cost of Revenue was RMB6,581.9 million (US$980.7 million) or 95.7% of revenue in the quarter ended March 31, 2019, compared to RMB4,894.3 million or 97.8% of revenue in the same quarter of 2018. The reduction of 2.1 percentage points in cost of revenue as a percentage of revenue was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

Gross Profit was RMB292.7 million (US$43.6 million), a YoY increase of 167.3% compared to RMB109.5 million in the same quarter of 2018. Gross Profit Margin was 4.3%, an improvement of 2.1 percentage points YoY.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 5 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	March 31, 2018		March 31, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(214,358)	4.3%	(193,267)	(28,798)	2.8%	(1.5ppts)
Including SBC Expenses	(1,014)	0.0%	(1,482)	(221)	0.0%	(0.0ppts)
Adjusted Selling Expenses	(213,344)	4.3%	(191,785)	(28,577)	2.8%	(1.5ppts)
General and Administrative Expenses	(211,289)	4.2%	(287,077)	(42,776)	4.2%	0.0ppts
Including SBC Expenses	(17,775)	0.3%	(18,100)	(2,697)	0.3%	0.0ppts
Adjusted General and Administrative Expenses	(193,514)	3.9%	(268,977)	(40,079)	3.9%	0.0ppts
Research and Development Expenses	(32,015)	0.6%	(54,019)	(8,049)	0.8%	0.2ppts
Including SBC Expenses	(2,222)	0.0%	(2,176)	(324)	0.0%	0.0ppts
Adjusted Research and Development Expenses	(29,793)	0.6%	(51,843)	(7,725)	0.8%	0.2ppts
Total Operating Expenses	(457,662)	9.1%	(534,363)	(79,623)	7.8%	(1.3ppts)
Including SBC Expenses	(21,011)	0.4%	(21,758)	(3,242)	0.3%	(0.1ppts)
Adjusted Total Operating Expenses	(436,651)	8.7%	(512,605)	(76,381)	7.5%	(1.2ppts)

Selling Expenses were RMB193.3 million (US$28.8 million) or 2.8% of revenue in the quarter ended March 31, 2019, compared to RMB214.4 million or 4.3% of revenue in the same quarter of 2018. The decrease in selling expenses as a percentage of revenue was primarily attributable to improved operating efficiencies.

General and Administrative Expenses were RMB287.1 million (US$42.8 million) or 4.2% of revenue in the quarter ended March 31, 2019, compared to RMB211.3 million or 4.2% of revenue in the same quarter of 2018.

Research and Development Expenses were RMB54.0 million (US$8.0 million) or 0.8% of revenue in the quarter ended March 31, 2019, compared to RMB32.0 million, or 0.6% of revenue in the same quarter of 2018. The increase in research and development expenses as a percentage of revenue was primarily attributable to the hiring of additional R&D professionals.

Share-based compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended March 31, 2019 were RMB22.0 million (US$3.3 million), compared to RMB21.5 million in the same quarter of 2018. In the first quarter of 2019, approximately RMB0.3 million (US$0.04 million) was allocated to cost of revenue, RMB1.5 million (US$0.2 million) was allocated to selling expenses, RMB18.1 million (US$2.7 million) was allocated to general and administrative expenses, and RMB2.2 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the quarter ended March 31, 2019 was RMB233.4 million (US$34.8 million), an improvement of 31.3% compared to RMB339.6 million in the same quarter of 2018. Excluding the impact of SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP Net Loss in the quarter ended March 31, 2019 was RMB208.4 million (US$31.0 million), an improvement of 33.9% compared to RMB315.1 million in the same quarter of 2018.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended March 31, 2019 was negative RMB0.60 (US$0.09) based on a weighted average of 387.6 million diluted shares outstanding during the quarter, an improvement of 33.3% compared to negative RMB0.90 on a weighted average of 376.4 million diluted shares outstanding during the same period of 2018. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP diluted EPS in the quarter ended March 31, 2019 was negative RMB0.53 (US$0.08), an improvement of 36.9% compared to negative RMB0.84 in the same period of 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was negative RMB79.1 million (US$11.8 million), improved from negative RMB211.2 million in the quarter ended March 31, 2018. Adjusted EBITDA Margin was negative 1.2%, improved from negative 4.2% in the quarter ended March 31, 2018. The improvement of RMB132.1 million (US$19.7 million), or 3.0 percentage points, was primarily attributable to strong revenue growth and improved operating efficiency.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended March 31, 2019 by segment (10), and a reconciliation of the Company’s net loss by segment (11) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

Table 6 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segment (11)

	Three Months Ended March 31, 2019
(In RMB’000)	BEST (ex-Store+)	Store+	Unallocated(11)	Total
Net Loss	(27,095)	(79,355)	(126,961)	(233,411)
Add
Depreciation & Amortization	113,173	3,953	9,449	126,575
Interest Expense	—	—	26,048	26,048
Income Tax Expense	4,224	(532)	—	3,692
Subtract
Interest Income	—	—	(24,025)	(24,025)
EBITDA	90,302	(75,934)	(115,489)	(101,121)
Add
Share-based Compensation Expenses	8,618	1,430	11,995	22,043
Adjusted EBITDA	98,920	(74,504)	(103,494)	(79,078)
Adjusted EBITDA Margin	1.6%	(13.5)%	n/m	(1.2)%

(10) Segments consist of all business units other than BEST Store+, BEST Store+, and unallocated expenses.

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2019, cash and cash equivalents, restricted cash and short-term investments were RMB3,861.2 million (US$575.3 million), compared to RMB4,006.7 million as of December 31, 2018. The decrease in cash and cash equivalents, restricted cash and short-term investments was primarily due to CAPEX and net cash used in operating activities.

Net Cash Used in Operating Activities

Net cash used in operating activities was RMB205.6 million (US$30.6 million), compared to RMB610.5 million in the same period of 2018. Similar to previous years, the negative operating cash flow in the first quarter was primarily due to seasonal decrease in business volume in the first quarter, the traditional slow season, due to Chinese New Year holidays, which impacted our cash inflow; while at the same time we settled large amounts of account payables in the first quarter for the services incurred in the fourth quarter last year, the traditional peak season, which impacted our cash outflow.

Capital Expenditures (“CAPEX”)

CAPEX was RMB206.2 million (US$30.7 million), or 3.0% of total revenue in the quarter ended March 31, 2019, compared to CAPEX of RMB150.9 million, or 3.0% of total revenue, in the same period of 2018. The increase in CAPEX was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting, dimension and weight scanning systems.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 388.2 million ordinary shares outstanding (12). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, we maintain our full fiscal year 2019 revenue guidance to be in the range of RMB36.5 billion to RMB37.2 billion. This represents management’s current and preliminary expectation, which is subject to change.

(12) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on May 14, 2019 (7:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the first quarter 2019.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 6646870

A replay of the conference call will be accessible through May 21, 2019 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10130806

Please visit the Company’s investor relations website http://ir.best-inc.com/ on May 14, 2019 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and an accompanying slide presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload capacity brokerage, international logistics and financial services to its ecosystem. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Kobe Ge

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Revenue
Express	3,224,788	4,263,438	635,272
Freight	763,021	987,930	147,206
Supply Chain Management	398,508	533,780	79,536
Store+	545,438	553,522	82,477
Others	72,020	535,904	79,852
Total Revenue	5,003,775	6,874,574	1,024,343
Cost of Revenue
Express	(3,195,497)	(4,136,624)	(616,376)
Freight	(780,028)	(954,715)	(142,257)
Supply Chain Management	(378,525)	(513,054)	(76,447)
Store+	(490,084)	(483,445)	(72,036)
Others	(50,127)	(494,030)	(73,613)
Total Cost of Revenue	(4,894,261)	(6,581,868)	(980,729)
Gross Profit	109,514	292,706	43,614
Selling Expenses	(214,358)	(193,267)	(28,798)
General and Administrative Expenses	(211,289)	(287,077)	(42,776)
Research and Development Expenses	(32,015)	(54,019)	(8,049)
Total Operating Expenses	(457,662)	(534,363)	(79,623)
Loss from Operations	(348,148)	(241,657)	(36,009)
Interest Income	17,015	24,025	3,580
Interest Expense	(12,963)	(26,048)	(3,881)
Foreign Exchange Loss	(2,914)	(1,868)	(278)
Other Income	13,772	20,559	3,063
Other Expense	(5,615)	(4,695)	(700)
Loss before Income Tax and Share of Loss of Equity Investees	(338,853)	(229,684)	(34,225)
Income Tax Expense	(560)	(3,692)	(550)
Loss before Share of Loss of Equity Investees	(339,413)	(233,376)	(34,775)
Share of Net Loss of Equity Investees	(189)	(35)	(5)
Net Loss	(339,602)	(233,411)	(34,780)
Net Loss Attributable to Non-controlling Interests	—	(2,353)	(351)
Net Loss Attributable to BEST Inc.	(339,602)	(231,058)	(34,429)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2018	As of March 31, 2019
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,630,444	1,469,631	218,982
Restricted Cash	1,278,326	1,351,466	201,375
Accounts and Notes Receivables	1,046,844	945,990	140,957
Inventories	151,031	168,830	25,156
Prepayments and Other Current Assets	1,904,846	1,880,370	280,184
Short-term Investments	1,007,329	926,706	138,084
Lease Rental Receivables	613,439	677,952	101,018
Amounts Due from Related Parties	197,488	114,158	17,010
Total Current Assets	7,829,747	7,535,103	1,122,766
Non-current Assets
Property and Equipment, Net	2,064,657	2,088,339	311,172
Intangible Assets, Net	143,810	136,257	20,303
Long-term Investments	214,339	214,304	31,932
Goodwill	469,076	469,076	69,895
Non-current Deposits	77,043	100,372	14,956
Other Non-current Assets	45,531	44,526	6,635
Lease Rental Receivables	1,431,441	1,396,821	208,133
Restricted Cash	90,638	113,397	16,897
Operating Lease Right-of-use Assets	—	4,442,251	661,916
Total non-current Assets	4,536,535	9,005,343	1,341,839
Total Assets	12,366,282	16,540,446	2,464,605
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	1,782,900	2,135,000	318,125
Accounts and Notes Payable	2,851,557	2,767,388	412,354
Income Tax Payable	5,767	8,401	1,252
Customer Advances and Deposits and Deferred Revenue	1,219,230	1,127,295	167,972
Accrued Expenses and Other Liabilities	2,238,785	1,857,933	276,844
Capital Lease Obligation	2,851	1,953	291
Operating Lease Liabilities	—	1,026,425	152,942
Amounts Due to Related Parties	12,429	25,324	3,773
Total Current Liabilities	8,113,519	8,949,719	1,333,553
Non-current Liabilities
Capital Lease Obligation	745	2,207	329
Deferred Tax Liabilities	25,356	24,583	3,663
Other Non-current Liabilities	86,504	90,282	13,452
Operating Lease Liabilities	—	3,588,439	534,694
Total Non-current Liabilities	112,605	3,705,511	552,138

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2018	As of March 31, 2019
	RMB	RMB		US$
Total Liabilities	8,226,124	12,655,230		1,885,691
Shareholders’ Equity
Ordinary Shares	25,988	25,988		3,872
Additional Paid-In Capital	19,407,460	19,431,091		2,895,323
Accumulated Deficit	(15,419,256)	(15,650,314	)(13)	(2,331,970)
Accumulated Other Comprehensive Income	123,923	75,517		11,252
BEST Inc. Shareholders’ Equity	4,138,115	3,882,282		578,477
Non-controlling Interests	2,043	2,934		437
Total Shareholders’ Equity	4,140,158	3,885,216		578,914
Total Liabilities and Shareholders’ Equity	12,366,282	16,540,446		2,464,605

(13) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB6,156,507.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Net Cash Used in Operating Activities	(610,506)	(205,550)	(30,628)
Net Cash Generated from/(Used in) Investing Activities	635,990	(188,755)	(28,125)
Net Cash Generated from Financing Activities	411,135	356,792	53,164
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(73,969)	(27,401)	(4,083)
Net Increase/(Decrease) in Cash, Cash Equivalents, and Restricted Cash	362,650	(64,914)	(9,672)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	2,982,829	2,999,408	446,926
Cash, Cash Equivalents, and Restricted Cash at End of Period	3,345,479	2,934,494	437,254

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31,
	2018	2019
(In ‘000)	RMB	RMB	US$
Net Loss	(339,602)	(233,411)	(34,780)
Add
Depreciation & Amortization	110,392	126,575	18,860
Interest Expense	12,963	26,048	3,881
Income Tax Expense	560	3,692	550
Subtract
Interest Income	(17,015)	(24,025)	(3,580)
EBITDA	(232,702)	(101,121)	(15,069)
Add
Share-based Compensation Expenses	21,491	22,043	3,285
Adjusted EBITDA	(211,211)	(79,078)	(11,784)
Adjusted EBITDA Margin	(4.2)%	(1.2)%	(1.2)%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 8 — Reconciliation of non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended March 31,
	2018	2019
(In ‘000)	RMB	RMB	US$
Net Loss	(339,602)	(233,411)	(34,780)
Add
Share-based Compensation Expenses	21,491	22,043	3,285
Amortization of Intangible Assets Resulting from Business Acquisitions	2,970	3,018	450
Non-GAAP Net Loss	(315,141)	(208,350)	(31,045)
Non-GAAP Net Loss Margin	(6.3)%	(3.0)%	(3.0)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 9 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended March 31,
	2018	2019
(In ‘000)	RMB	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(339,602)	(231,058)	(34,429)
Add
Share-based Compensation Expenses	21,491	22,043	3,285
Amortization of Intangible Assets Resulting from Business Acquisitions	2,970	3,018	450
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(315,141)	(205,997)	(30,694)
Weighted Average Diluted Shares Outstanding During the Quarter	376,372,071	387,629,232	387,629,232
Diluted EPS	(0.90)	(0.60)	(0.09)
Add
Share-based Compensation Expenses	0.05	0.06	0.01
Amortization of Intangible Assets Resulting from Business Acquisitions	0.01	0.01	0.00
Non-GAAP Diluted EPS	(0.84)	(0.53)	(0.08)